Investor Presentation
3 Q 2 0 1 4
Filed by Tornier N.V. (SEC File No.: 001-35065)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Wright Medical Group, Inc.
SEC File No.: 001-35823

FORWARD-LOOKING STATEMENTS

Forward-Looking Statements
Statements contained in this presentation that relate to future, not past, events are forward-looking statements under the Private Securities Litigation
Reform Act of 1995. Forward-looking statements are based on current expectations of future events and often can be identified by words such as
“expect,” “anticipate,” “project,” “intend,” “will,” “may,” “believe,” “could,” “continue,” “estimate,” “outlook,” “plan,” “guidance,” “tomorrow”, “desired state,” other words of similar meaning or the use of future dates. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Uncertainties and risks may cause Tornier’s actual results to be materially different than those expressed in or implied by Tornier’s forward-looking statements. For Tornier, such uncertainties and risks include, among others, risks relating to Tornier’s proposed merger with Wright
Medical Group, Inc., including the timing of the transaction; uncertainties as to whether Tornier shareholders and Wright shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, or the terms of such approval; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of Wright’s or Tornier’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Wright and Tornier may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on Wright’s and Tornier’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resource; and other risks and uncertainties, including Tornier’s future operating results and financial performance; the success of and possible disruption from Tornier’s recently completed transition to dedicated upper and lower extremities sales forces; fluctuations in foreign currency exchange rates; the effect of global economic conditions; the timing of regulatory approvals and introduction of new products; physician acceptance, endorsement, and use of new products; and the effect of regulatory actions, changes in and adoption of reimbursement rates, product recalls and competitor activities. More detailed information on these and other factors that could affect Tornier’s actual results are described in Tornier’s filings with the U.S. Securities and Exchange
Commission, including its most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Tornier undertakes no obligation to update its forward-looking statements.

NON-GAAP FINANCIAL MEASURES

Non-GAAP Financial Measures
Tornier uses certain non-GAAP financial measures in this presentation, such as adjusted EBITDA, adjusted gross margin and constant currency. Tornier uses non-GAAP financial measures as supplemental measures of performance and believes these measures provide useful information to investors in evaluating Tornier’s operations, period over period. However, non-GAAP financial measures have limitations as analytical tools, and should not be considered in isolation or as a substitute for Tornier’s financial results prepared in accordance with GAAP. In addition, investors should note that any non-GAAP financial measure Tornier uses may not be the same non-GAAP financial measure, and may not be calculated in the same manner, as that of other companies. A reconciliation of the non-GAAP financial measures used in the presentation to the most directly comparable GAAP financial measures can be found on Tornier’s website www.tornier.com under the “Non-GAAP Measure Reconciliation Tables” section of the “Investor Relations”
page.
Important Additional Information and Where to Find It
In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form
S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright.
Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy,
Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.
Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from
Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the
SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014.
Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December
29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.

TORNIER IS… Global Medical Device Company, focusing on providing superior solutions to surgeons treating orthopaedic extremities injuries & disorders 4

TORNIER IS WELL-POSITIONED FOR LONG-TERM GROWTH
AND MARGIN EXPANSION
HIGH
GROWTH MARKET
Robust Drivers
Enable Sustained Growth
Extremities
$6.5B
8-9%
CAGR
(’14 – ’18)
Based upon management estimates
COMPREHENSIVE
PRODUCT PORTFOLIO
Leader in Innovation,
Science & Education
ENHANCED GROWTH AND
PROFITABILITY
Proposed Merger with Wright
Medical Will Create Premier
Extremities and Biologics
Company
FOCUSED ON EXECUTION
UPPER
EXTREMITIES
LOWER
EXTREMITIES
Upper Extremities
Orthopedic Surgeon
Lower Extremities
Orthopedic Surgeon
&
Surgical Podiatrist

UPPER
EXTREMITIES
LOWER
EXTREMITIES
Proposed Merger with Wright
Medical Will Create Premier
Extremities and Biologics
Company
Upper Extremities
Orthopedic Surgeon
Lower Extremities
Orthopedic Surgeon
&
Surgical Podiatrist
TORNIER IS WELL-POSITIONED FOR LONG-TERM GROWTH
HIGH
GROWTH MARKET
Robust Drivers
Enable Sustained Growth
Extremities
$6.5B
8-9%
CAGR
(’14 – ’18)
Based upon management estimates

FOCUSED ON EXECUTION
Leader in Innovation,
Science & Education
COMPREHENSIVE
PRODUCT PORTFOLIO
ENHANCED GROWTH AND
PROFITABILITY

## UPPER EXTREMITIES

8-9%
CAGR
$2.7B
$3.7B
2014
2018

## LOWER EXTREMITIES

9-10%
CAGR
$1.7B
$2.8B
2014
2018

*Tornier's Available Market is **$6.5B** with a **8-9%** CAGR*

TORNIER

TORNIER IS FOCUSED ON ROBUST, HIGH-GROWTH MARKETS Tornier’s goal is to leverage its dedicated sales force and strong product portfolio to drive above market growth in upper and lower extremities 7

EXTREMITY MARKET DRIVERS PROVIDE OPPORTUNITY
FOR SUSTAINED GROWTH
• Extremities specific design
• Unmet need for early intervention
• Growing need for revision
• Facilitating minimally invasive
procedures
TECHNOLOGY
• Aging population
• Growing awareness (globally)
• “Quality of life” expectations
PATIENTS OUTCOMES
• Improving clinical outcomes
• Evidence driven decisions

TORNIER IS WELL-POSITIONED FOR LONG-TERM GROWTH
Based upon management estimates
COMPREHENSIVE
PRODUCT PORTFOLIO
Leader in Innovation,
Science & Education
UPPER
EXTREMITIES
LOWER
EXTREMITIES
Robust Drivers
Enable Sustained Growth
$6.5B
8-9%
CAGR
(’14 – ’18)
FOCUSED ON EXECUTION
Proposed Merger with Wright
Medical Will Create Premier
Extremities and Biologics
Company
Upper Extremities
Orthopedic Surgeon
Lower Extremities
Orthopedic Surgeon
&
Surgical Podiatrist

HIGH
GROWTH MARKET
ENHANCED GROWTH AND
PROFITABILITY

4
13

***99 Distinct Extremities Products***

TORNIER

COMPREHENSIVE PORTFOLIO PROVIDES FULL-LINE
SUPPORT TO THE EXTREMITY SURGEON
Number of
Extremities
Products:
JOINT
REPLACEMENTS
BONE
REPAIR
BIOLOGICS
SOFT TISSUE
REPAIR
UPPER
Shoulder,
Elbow, Hand &
Wrist
LOWER
Foot & Ankle
10
35
34
3
PROCEDURES

| | | | | |
|---|---|---|---|---|
| | 1 2 3 4 5 | | 4 5 | 4 5 |
| | 1 2 3 4 5 | 1 4 5 | | |

PORTFOLIO STRATEGY LEVERAGES STRENGTHS TO
TAKE SHARE WHILE EXPANDING EXTREMITY MARKETS
JOINT
REPLACEMENTS
BONE
REPAIR
BIOLOGICS
SOFT TISSUE
REPAIR
UPPER
Shoulder,
Elbow, Hand &
Wrist
LOWER
Foot & Ankle
1. Take Share through introduction of best-in-class extremity specific solutions
2. Expand arthroplasty markets with early intervention products
3. Create solutions for an Expanding extremity revision segment
4. Take Share with differentiated value products, (“Value” = outcome per healthcare dollar spent)
5. Expand customer base through enabling instrumentation, medical education and repeatable procedures

Sales Rep Training
Best-in-Class Products
Market Expansion

TORNIER

OUR FOUNDATION FOR SUSTAINED ABOVE MARKET GROWTH
Near-Term Long-Term

Strategic Investments to Leverage Dedicated
Sales Channels:
1. Creating Competitively Superior Sales Rep
2. Providing Best-in-Class UE / LE Products
3. Market Expansion through Indication

## Differentiated & Competitively Superior Sales Force

***Dedicated upper & lower reps and superior clinical proficiency***

2014
2018

TORNIER

Ascend Flex Platform
• TSA / RSA Convertible Stem
• PerForm Glenoid
• Reversed Threaded Post Baseplate
Salto Talaris 2.1
Cannulink, Cannulink+
Phantom Fiber Suture
SUSTAINING ABOVE MARKET GROWTH THROUGH
FOCUSED EXECUTION
Best-in-Class Products
Driving Current Growth
Market Expansion
Indication Driven Product Development
Simpliciti
Adjustable Reverse
Salto Talaris XT
Pyrocarbon Humeral
Head
Bone Sparing TSA
Shoulder Revision
Ankle Revision
Hemi Arthroplasty
Consistent Above Market Growth

TORNIER IS THE “GO-TO” EXTREMITIES COMPANY WITH
INDUSTRY LEADING SCIENCE & EDUCATION PROGRAMS
RESPECTED FOR
SCIENTIFIC  RIGOR
SUPPORTING ACTIVE FUNDAMENTAL RESEARCH
• Pyrolytic carbon
• Advanced kinematic & biomechanical testing capability
• Computer Aided Surgery & 3D Pre-operative planning
COMMITTED TO “EVIDENCE-BASED” MEDICINE
• Aequalis shoulder registry - 20+ years of data
• Simpliciti trial – 1st US IDE shoulder arthroplasty study
• Salto-Talaris – total ankle replacement survivorship data
INVESTED IN PROFESSIONAL EDUCATION & TRAINING
• Unique Shoulder and Ankle Master Courses
• Orthopedic fellowship courses
• Cadence of product-specific cadaveric training labs

TORNIER IS WELL-POSITIONED FOR LONG-TERM GROWTH
Robust Drivers
Enable Sustained Growth
$6.5B
7-9%
CAGR
(’14 – ’18)
ENHANCED GROWTH AND
PROFITABILITY
Proposed Merger with Wright
Medical Will Create Premier
Extremities and Biologics
Company
FOCUSED ON EXECUTION
Based upon management estimates
Leader in Innovation,
Science & Education
Upper Extremities
Orthopedic Surgeon
Lower Extremities
Orthopedic Surgeon
&
Surgical Podiatrist

HIGH
GROWTH MARKET
COMPREHENSIVE
PRODUCT PORTFOLIO
UPPER
EXTREMITIES
LOWER
EXTREMITIES
Extremities

TORNIER CONDUCTS INTERNATIONAL SALES OPERATIONS
IN 45 DISTINCT COUNTRIES ON 6 CONTINENTS
Primarily direct sales
Primarily distributor
Mixed  Model
Country Office
International revenue $128.9 MM (41% of Total)*
*2013 revenue results

THREE STRATEGIC INITIATIVES TO STRENGTHEN OUR
INTERNATIONAL BUSINESS
STRENGTHEN BRAND IN EMERGING MARKETS
• Select investments to accelerate presence in Brazil & China
• Evaluate targeted expansion plans in other emerging markets
(ex. India)
ACCELERATE REVENUE GROWTH
•
Aggressively launch new platform products globally (ex. Ascend Flex)
•
Broaden product offering in existing markets (ex. Rev. Shoulder in Japan)
DRIVE ADOPTION IN DEVELOPED GEOGRAPHIES
• Strengthen and further focus our sales forces
•
Invest in strategic market development activities (INT’L Foot & Ankle)

1
2
3

CONTINUE TO INVEST TO BUILD A SUPERIOR
U.S. SALES FORCE

Competitively Superior
DESIRED STATE
• Exclusive UE / LE channels
• Expanded portfolio
• Narrow rep territories
• Reps provide “value-add”
Proficient & Productive
2014/2015 – PHASE II
Agreements for dedicated
UE / LE assignments
Hire and fill Territories
Clearly defined coverage
Initial Rep training
Aligned & Committed
2013 – PHASE I
o
Limited access to Reps
o
Rep covered any/all
cases
o
Limited formal training
o
Inconsistent distributor
contracts
Limited Standardization
and Commitment
to Tornier
TORNIER 2012
Reps aligned to UE / LE
Continue to fill territories
•
Rep certification / training
•
Track & Perf. Manage
Reps

Upper Extremity

Lower Extremity

Transitions

TORNIER

TODAY
(Q3 2014)
US Sales Network
• U.S. revenue $182.1 MM (59% of Total)*
• > 85% US revenues represented by dedicated UE
or LE sales reps
• 165 U.S. direct sales reps (365 total U.S. reps)
COMPLETED SIGNIFICANT TRANSITIONS WITHIN
U.S. SALES CHANNEL
EXITING
2012
Distributor
Direct
US Sales Network
• 18 Legacy Tornier distributors selling both UE & LE
• 3 Direct Tornier territories
• 50 OrthoHelix LE agents in Oct-12
* 2013 revenue results

WORK REMAINS TO BUILD A “BEST-IN-CLASS”
U.S. SALES FORCE
Timing
2012
Desired State
Agreements
& Alignment
Rep Training
& Education
Performance
& Productivity
Distributor
Negotiation
High Uncertainty
Strong &
Reliable
Performance
US Sales Channel Transition
Territory
Staffing
Sales Mgmt. &
Training Org.

EBITDA Leverage
Above Market
CAGR
2018 2013
2013 2018
Upper Extrm.
Lower Extrm.
20% of Rev
Projected Extremities Revenues
• Driving above-market growth in
upper and lower extremity segments
• Revenue geographically balanced
• 3Q results included above market
growth in shoulder and total ankle
replacement
Revenue Takeaways
• Clear pathway to profitability and
EBITDA >20% of Rev.
• GM contributions expand:
• Continued insourcing (OrthoHelix)
• On-going manufacturing efficiencies
• SG&A leverage comes with revenue
Financial Profile
PLANS TO DELIVER CONSISTENT ABOVE-MARKET GROWTH
AND STRONG FINANCIAL PERFORMANCE
EBITDA Takeaways

• Market Cap: ~$1.27B
• FY13 Results:
Revenue:
$311M
Adj.
GM:
74.2%*
Adj.
EBITDA:
$30.4M*
• 3Q 2014 Results:
Revenue:
$76.7M
Adj.
GM:
76.7%*
Adj.
EBITDA:
$4.0M*
• Cash (Q3 ‘14): $25.9M
*Represents non-GAAP financial
measure. Reconciliation to the closest
GAAP measure can be found on
Tornier’s website.

U.S. Sales Force
200
165
Direct reps
Agent reps
U.S. Direct Rep Dedication
2014 Q3
85% Dedicated
2014 Goal
85% Dedicated
Dedicated
Combined UE/LE
U.S. Sales Rep Training
2014 YTD Q3
185 Reps trained
15 to be trained

TORNIER

2014 Financial Guidance
(1)
Revenue
(2)
:
4Q: $85 to $89 million,
1.9% to 6.7% growth
FY: $334.9 to $338.9 million,
7.7% to 9.0% growth
Extremities revenue
(2)
:
4Q: $70.5 to $73.5 million,
3.5% to 7.9% growth
FY: $278.8 to $281.8 million,
8.1% to 9.2% growth
Adjusted EBITDA
(3)
:
4Q: $7.9 to $9.9 million,
or 9.5% to 11.4% EBITDA margin
FY: $27.5 to $29.5 million,
or 8.2% to 8.7% EBITDA margin
2014 FINANCIAL GUIDANCE AND KEY METRICS
(1) Guidance as of November 6, 2014 and is not being confirmed during this presentation
(2) Constant currency, which is a non-GAAP financial measure
(3) Adjusted EBITDA is a non-GAAP financial measure
Key Metrics

Wright and Tornier Agree to Merge Creating
Premier
High-Growth Extremities-Biologics Company
Combination Will Offer Comprehensive Upper and Lower Extremity Product Portfolio and
Broad Global Reach
Further Accelerates Growth Opportunities in Three of the Fastest Growing Areas in
Orthopaedics
Adds Significant Scale and Scope to Provide Accelerated Path to Profitability and
Stronger Financial Profile
Wright Receives Approvable Letter from FDA for Augment ® Bone Graft
+
+

WRIGHT AND TORNIER AGREE TO MERGE
Announced October 27, 2014

TRANSACTION OVERVIEW
• All stock transaction resulting in a combined equity value of approx.
$3.3B
– Combined company ownership: 52% Wright / 48% Tornier existing shareholders
• For Tornier shareholders, exchange ratio implies a per share value for
Tornier that represents a 28% premium to Tornier’s closing share price on October 24, 2014
• Transaction is subject to customary closing conditions, including the
Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as well as Wright and Tornier shareholder approval
• Close expected in the first half of 2015

$6.5B
Extremiti
18)

**STRONG & GROWING MARKETS**

UPPER
EXTRE

TIES

**BROAD & INNOVATIVE PORTFOLIO**

**DEDICATED & FOCUSED SALES CHANNEL**

ower Extremities
Orthopedic Surgeon
&
Surgical Podiatrist

TORNIER

TORNIER IS WELL-POSITIONED FOR LONG-TERM GROWTH
Based upon management estimates

HIGH
GROWTH MARKET
COMPREHENSIVE
PRODUCT PORTFOLIO
ENHANCED GROWTH AND
PROFITABILITY
Robust Drivers
Enable Sustained Growth
Leader in Innovation,
Science & Education
Proposed Merger with Wright
Medical Will Create Premier
Extremities and Biologics
Company
FOCUSED ON EXECUTION

THANK YOU